[Valley Commerce Bancorp letterhead]

August 17, 2011

Via EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C 20549

Re:     Valley Commerce Bancorp
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for the fiscal year ended December 31, 2010
Filed April 11, 2011
Form 10-Q for fiscal quarter ended March 31, 2011
Filed May 16, 2011
File No. 0-51949

Dear Mr. Nolan:

We have reviewed your letter dated August 4, 2011 regarding your review of the filings of Valley Commerce Bancorp (the “Company”) listed above as filed with the U.S. Securities and Exchange Commission (the “SEC”).  Our responses to your comments are set forth below.

Form 10-K for the Year Ended December 31, 2010

Item 5.07 Form 8-K

1
In your Form Def 14A filed on April 8, 2011, you state a vote is to take place to approve a non-binding advisory vote on executive compensation on May 24, 2011. However, we note the most recent Item 5.07 Form 8-K was filed on May 21, 2010. Please tell us if a meeting took place on May 24, 2011 and if so, please tell us why you have not yet filed the required Form 8-K. If the meeting did not yet take place, please tell us and file the necessary documents to state the new date of the meeting.

Response:
The Company’s annual meeting of shareholders was held on May 24, 2011.  Following the receipt of your letter dated August 4, 2011, the Company filed a Form 8-K reporting the results of this meeting on August 12, 2011.  We acknowledge our oversight in filing this Form 8-K and assure the SEC that our internal procedures have been modified to assure its prompt filing in future periods.

Form 10-Q for fiscal quarter ended of March 31, 2011

Financial Statements

Note 3 – Available-for-sale investment securities, page 9

2.
We note that as of March 31, 2011 you had gross unrealized losses on your available for sales securities of $666,737 of which $437,139 were attributable to municipal securities. Given the budget deficits that many states and municipalities are currently facing and recent concerns over municipal bond defaults, we believe that additional disclosure in this area is warranted. Accordingly, please revise your future filings to disclose the following:

•	Provide comprehensive disclosure regarding how you determine the fair value of municipal securities and how you evaluate them for other-than-temporary impairment;
•	Provide disclosure that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities; and
•	Consider providing a risk factor to address any risk concentration or exposure to the municipal industry.

Response:

We have addressed the SEC comment in our second quarter 2011 Form 10-Q and will seek to improve our disclosures in future periods based upon further consideration of the SEC comment and changes in the circumstances of our company, the community banking industry, and the broader economy. The disclosures added to our second quarter Form 10-Q as a result of the SEC comment include the following narrative and a detailed table listing every municipal security with an unrealized loss and information pertinent to each such security:

From Note 3 to Financial Statements – AVAILABLE-FOR-SALE INVESTMENT SECURITIES:

Management periodically evaluates each investment security for other-than-temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations.  As of June 30, 2011, the Company performed an analysis of the investment portfolio to determine whether any of the investments held in the portfolio had other-than-temporary impairment (OTTI).  When analyzing the issuer’s financial condition, management considers the length of time and extent to which the market value has been less than cost; the historical and implied volatility of the security; the financial condition of the issuer of the security; and the Company’s intent and ability to hold the security to recovery.  Management evaluated all available-for-sale investment securities with an unrealized loss at June 30, 2011 and identified those that had an unrealized loss for at least a consecutive 12 month period, which had an unrealized loss at June 30, 2011 greater than 10% of the recorded book value on that date, or which had an unrealized loss of more than $10,000.  Management also analyzed any securities that may have been down graded by credit rating agencies.  For those bonds that were municipal debt securities, the Company conducted a search for any recent information relevant to the financial condition of the municipality and any applicable municipal bond insurance provider.

At June 30, 2011, the Company held 48 obligations of states and political subdivision securities of which ten were in a loss position for less than twelve months and eight were in a loss position and had been in a loss position for twelve months or more.  Management believes the unrealized losses on the Company's investments in obligations of states and political subdivision securities were due to the continued dislocation of the securities market and changes in market interest rates.  All of these securities have continued to pay as scheduled despite their impairment due to current market conditions and there has been no observable deterioration in the credit rating or financial performance of the underlying municipality that in the opinion of management would impact the ultimate repayment of the security.

The Company has established risk parameters within its investment policy that limits the Company’s exposure to the municipal market and serves to promote diversification and low risk within the municipal segment of the portfolio.  Municipal investment purchases are designed primarily to manage interest rate risk and secondarily to achieve income.  In addition, the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity.  Therefore, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2011.

Note 5 – Allowance for loan and lease losses, page 12

3.
We note your disclosure on page 16 stating you had eight troubled debt restructurings of $5.8 million as of March 31, 2011 and December 31, 2010. Please tell us and revise future filings to disclose the total amount of troubled debt restructurings which are both performing and non-performing restructured loans. Further, given the significance of your restructured loans, please tell us and revising future filings to disclose the following:

•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
•	Policy on how many payments the borrower needs to make before returning the loan to accrual status; and
•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

Response:

We have addressed the SEC comment in our second quarter 2011 Form 10-Q and will seek to improve our disclosures in future periods based upon further consideration of the SEC comment and changes in the circumstances of our company, the community banking industry, and the broader economy. The disclosures added to our second quarter Form 10-Q as a result of the SEC comment include the following:

From Note 5 to Financial Statements – ALLOWANCE FOR LOAN AND LEASE LOSSES:

A summary of troubled debt restructured loans is set forth below:

Dollars in thousands

	June 30, 2011		December 31, 2010
	Amount	No of Loans	Amount	No of Loans

Nonperforming Loans	$4,403,916	4	$4,431,413	4
Performing Loans	$1,404,193	6	$1,324,348	4

Total troubled debt restructured loans	$5,808,109	10	$5,755,761	8

The modifications and concessions granted to troubled debt restructures generally consist of 6 to 12 months’ deferral of principal payments or an interest rate reduction or a lengthened amortization, or a combination thereof.  Of the ten loans identified as troubled debt restructures at June 30, 2011, five were granted deferral of principal payments, two had interest rate reductions and lengthened amortization, one had deferral of principal payment and a rate reduction, and two had lengthened amortization.    When a loan becomes a troubled debt restructure, it is normally placed in nonaccrual status until it is evident that the borrower will perform at the modified terms.  The Company’s policy is to require satisfactory payments for a six month period before the loan will be considered for reinstatement to accrual status.  The Company does not have commitments to lend additional funds to borrowers with loans whose terms have been modified in troubled debt restructurings.

4.
Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Response:

We have addressed the SEC comment in our second quarter 2011 Form 10-Q and will seek to improve our disclosures in future periods based upon further consideration of the SEC comment and changes in the circumstances of our company, the community banking industry, and the broader economy. The disclosures added to our second quarter Form 10-Q as a result of the SEC comment include the following:

From Note 5 to Financial Statements – ALLOWANCE FOR LOAN AND LEASE LOSSES:

A summary of modified loans that do not meet the definition of troubled debt restructures is set forth below:

June 30, 2011

Commercial	$835,278
Real Estate-Mortgage	10,945,823
Real Estate-Construction	-
Agricultural	-
Consumer and Other	-

Total	$11,781,101

The Bank has granted concessions on loans that do not meet the definition of a troubled debt restructure.  The loan terms were modified due to competitive pressures.  The customers involved were highly creditworthy and were determined by management to be likely and able to move their business to a competing financial institution if their loan terms were not modified.

Note 13 – Fair Value Measurement, page 22

5.
We note your tabular presentation on page 24 reporting that various impaired loans use Level 3 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Response:

We have addressed the SEC comment in our second quarter 2011 Form 10-Q and will seek to improve our disclosures in future periods based upon further consideration of the SEC comment and changes in the circumstances of our company, the community banking industry, and the broader economy. The disclosures added to our second quarter Form 10-Q as a result of the SEC comment include the following:

From Note 13 to Financial Statements – FAIR VALUE MEASUREMENT:

Management’s ongoing review of appraisal information may also result in additional discounts or adjustments to the valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. A significant portion of the Bank’s impaired loans are measured using the estimated fair market value of the collateral less the estimated costs to sell.  Therefore, the Company has categorized its impaired loans as level 2 and level 3.  The Bank’s appraisal policy generally requires impaired loans to be appraised at six month intervals.  Impaired loans with current appraisals that have been discounted to liquidation value through additional market research of comparable properties are included in Level 2, while appraisals that are not adjusted in this manner or which are based on projections of cash flows are included in Level 3.

Form 10-K for fiscal year ending December 31, 2010

Management’s Discussion and Analysis, page 26

Loan Portfolio, page 35

6.
We note your tabular presentation of your nonperforming assets on page 36. Please revise future filings to provide a break-out of the nonperforming assets in accordance with Section III C.1 of Guide 3.

Response:

We have addressed the SEC comment in our second quarter 2011 Form 10-Q by adding the following table to the Nonperforming Assets section of our Management’s Discussion and Analysis:

Dollars in thousands	June		December
	2011	2010	2010
Nonaccrual	$5,217	$584	$2,929
Restructured nonaccrual loans	3,695	6,119	3,893
	$8,912	$6,703	$6,822

Accruing loans past due 90 days or more	-	-	-

Nonaccrual loans to total loans	3.72%	2.66%	2.91%

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in it its SEC filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your review of and insights concerning the Company’s filings.  Should you need additional information regarding the items during your review or the responses noted above, please contact me at (559) 429-7512.

Sincerely,

/s/ Roy O. Estridge

Roy O. Estridge
Executive Vice President and Chief Financial Officer
Valley Commerce Bancorp